Filed Pursuant to Rule 433
Registration Nos. 333-172107 and 333-172107-01
Dated March 20, 2012

Maiden Holdings North America, Ltd.

8.000% NOTES DUE 2042

Fully and Unconditionally Guaranteed by
Maiden Holdings, Ltd.

Issuer:	Maiden Holdings North America, Ltd.

Guarantor:	Maiden Holdings, Ltd.

Ratings / Outlook*:	BBB- / Stable (S&P)

Security Type:	Senior Unsecured Fixed Rate Notes

Minimum Denomination:	$25

Aggregate Principal Amount:	$100,000,000 ($115,000,000 if the underwriters exercise their over-allotment option in full)

Trade Date:	March 20, 2012

Settlement Date:	March 27, 2012 (T + 5)

Maturity Date:	March 27, 2042

Coupon:	8.000%

Over-Allotment Option:	$15,000,000 (15% of principal amount)

Optional Redemption:	The notes may be redeemed, for cash, in whole or in part, on or after March 27, 2017, at the Issuer’s option, at any time and from time to time, until maturity at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued but unpaid interest on the principal amount being redeemed to, but not including, the redemption date.

Interest Payment Dates:	The 27th day of March, June, September and December of each year, beginning on June 27, 2012. Interest on the notes will accrue from and including March 27, 2012.

Expected Listing:	The Issuer intends to apply to list the notes on the New York Stock Exhange, and the Issuer and the Guarantor expect trading will begin within 30 days after the initial issue date of the notes.

Price to Public:	100.00%

Purchase Price:	96.850%

Net Proceeds to the Issuer (After Deducting the Underwriting Discount but before Estimated Offering Expenses):	$96,850,000 (assuming no exercise of underwriters’ over-allotment option)

Underwriting Discounts & Commissions:	$0.7875 per $25 principal amount of notes ($3,150,000 total not including the over-allotment option)

CUSIP; ISIN:	56029Q309 ; US56029Q3092

Sole Book-Running Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	FBR Capital Markets & Co.; JMP Securities LLC; Keefe, Bruyette & Woods, Inc.; and Sterne, Agee & Leach, Inc.

*Ratings may be changed, suspended, or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

Each of the Issuer and Guarantor has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the Guarantor has filed with the Securities and Exchange Commission for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request by calling Merrill Lynch, Fenner & Smith Incorporated toll-free at 1-800-294-1322.